SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission File Number 001-03610

REYNOLDS METALS COMPANY
SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES
(Title of Plan)

ALCOA INC.
(Name of Issuer of Securities held pursuant to the Plan)

Alcoa Corporate Center, 201 Isabella Street, Pittsburgh, Pennsylvania 15212
(Address of Plan and of principal executive office of Issuer)

REYNOLDS METALS COMPANY SAVINGS AND INVESTMENT PLAN FOR SALARIED EMPLOYEES

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
600 Grant Street
Pittsburgh PA 15219
Telephone (412) 355 6000

Report of Independent Accountants

To the Alcoa Benefits Management Committee for the
Reynolds Metals Company Savings and Investment
Plan for Salaried Employees

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees (the Plan) at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 8, the Plan was merged into the Alcoa Savings Plan for Non-Bargaining Employees effective May 1, 2002. The Alcoa Savings Plan for Non-Bargaining Employees remains as the surviving Plan.

PricewaterhouseCoopers LLP

April 19, 2002, except for the second paragraph
in Note 8, to which the date is May 1, 2002

Reynolds Metals Company
Savings and Investment Plan for Salaried Employees
Statements of Net Assets Available For Benefits
December 31, 2001 and 2000

	2001		
	Participant Directed	Non-Participant Directed	Total
Assets			
Investment in Master Trust	$ 279,994,180	$ 88,553,797	$ 368,547,977
Net assets available for benefits	$ 279,994,180	$ 88,553,797	$ 368,547,977

	2000		
	Participant Directed	Non-Participant Directed	Total
Assets			
Investment in Master Trust	$ 318,217,829	$ 94,568,926	$ 412,786,755
Contribution receivable	605,474	312,978	918,452
Accrued income	719	689	1,408
Net assets available for benefits	$ 318,824,022	$ 94,882,593	$ 413,706,615

The accompanying notes are an integral part of these financial statements.

Reynolds Metals Company
Savings and Investment Plan for Salaried Employees
Statement of Changes in Net Assets Available For Benefits
Year Ended December 31, 2001

	Participant Directed	Non-Participant Directed	Total
Additions to net assets:			
Net investment gain from Master Trust	$ 4,183,620	$ 7,926,050	12,109,670
Net assets received from other plans within the master trust	644,092	86,545	730,637
Contributions:			
Employer	-	3,355,622	3,355,622
Employee	11,073,971	-	11,073,971
Total additions	15,901,683	11,368,217	27,269,900
Deductions from net assets:			
Transfer to the BPU Reynolds Inc. Savings Plan	8,503,255	2,278,952	10,782,207
Transfer to the McCook Metals L.L.C. Savings Plan	2,839,404	961,378	3,800,782
Withdrawals by participants	43,342,819	14,502,730	57,845,549
Total deductions	54,685,478	17,743,060	72,428,538
Interfund transfers - net	(46,047)	46,047	-
Net decrease	(38,829,842)	(6,328,796)	(45,158,638)
Net assets available for benefits:			
Beginning of year	318,824,022	94,882,593	413,706,615
End of year	$ 279,994,180	$ 88,553,797	$ 368,547,977

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
Reynolds Metals Company (RMC) established the Plan effective July 1, 1978, covering salaried employees of RMC and certain of its subsidiaries and affiliates. The Plan is a defined contribution plan under the Employee Retirement Income Security Act of 1974 (ERISA) and qualifies as a "cash or deferred" arrangement under Section 401(k) of the Internal Revenue Code. On May 3, 2000, RMC became a wholly owned subsidiary of Alcoa Inc. (Alcoa or the Company) in accordance with the terms of a merger agreement between the two companies. Effective May 25, 2000, the Alcoa Benefits Management Committee assumed all fiduciary authority for the Plan.

On the effective date of the merger, each outstanding share of RMC common stock was converted into 1.06 shares (pre-split) of Alcoa common stock. RMC common stock held under the Plan was so converted and participant accounts adjusted accordingly. Due to this conversion, the Plan was amended so that the Reynolds Stock Fund was changed to the Alcoa Stock Fund, which will invest solely in Alcoa common stock. The merger affected no other provisions of the Plan.

Refer to Note 8 for information regarding the merger of the Plan into the Alcoa Savings Plan for Non-Bargaining Employees.

Eligibility
Plan participation is available to employees on the later of (a) 30 days after beginning their employment with the Company, or (b) the date at which the Company adopted the Plan. Plan participation is voluntary.

Employee Contributions
Upon enrollment, a participant may direct contributions to any of the Plan's fund options. A participant may elect to make payroll contributions to the Plan in specified amounts ranging from 1% to 16% of compensation in 1% increments. Participants may elect to make their contributions on a before or after tax basis or a combination thereof. Highly compensated participants may be required to reduce the amount of "pretax" contributions made to or held by the Plan on their behalf in order to permit the Plan to satisfy the nondiscrimination requirements of Section 401(k) of the Internal Revenue Code.

Eligible employees who receive a profit sharing award, gain sharing payment or other designated type of lump-sum payments are also allowed to contribute 1% to 16% (in 1% increments) of any award or payment to the Plan. The Company does not match such contributions.

Effective January 1, 2002, the Plan was frozen by an amendment and active participants ceased contributing to the Plan and began participating in the Alcoa Savings Plan for Non-Bargaining Employees.

Employer Contributions
The Company contributes an amount equal to 50% of each participating employee's payroll contributions up to 6% of compensation that a participant contributes to the Plan. The Company may also contribute up to an additional 50% of each participating employee's payroll contributions up to 6% of the compensation that a participant contributes to the Plan. The Company did not elect to make an additional matching contribution for 2001 or 2000. Employer contributions are made on a "pretax" basis and are invested in Alcoa common stock (non-participant directed).

Participant Accounts
Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and (b) Plan earnings, and is also charged with an allocation of certain administrative expenses (see Note 5). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting
Participants are fully vested immediately in their account balances, including Employer contributions.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 less the largest outstanding loan balance, if any, during the previous 12 months or (b) 50% of the total dollar value of their account balance. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1% as of the time the loan is approved. Loan terms range from one to fifteen years and principal and interest is paid ratably through payroll deductions.

Payment of Benefits
On termination of service due to any reason, including death, disability or retirement, a participant may take a distribution of his or her account balance only as a lump-sum amount equal to the value of the participant's vested interest. The participant has the election to take the Alcoa Stock Fund portion of his or her distribution in cash or Company common stock.

2. Summary of Significant Accounting Policies

Accounting Principles
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plans provide for various investment options. These investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis. All securities transactions are recorded as of the trade date. Dividends are recorded on the ex-dividend date.

Investment Valuation and Income Recognition

Northern Trust Company, the Trustee, holds all of the Plan's investment assets and executes transactions herein under a Master Trust Agreement. Investments in Alcoa common stock (stated at fair value) are valued at the last reported sales price on the last business day of the year. Investments in mutual funds are measured by quoted market prices and reported at aggregate fair value at year end. Participant loans are valued at their outstanding balances, which approximates fair value. Cash and cash equivalents, which approximate fair value, are invested in a short-term investment fund managed by the Trustee.

The assets of the Interest Income Fund, which are included in the assets of the Master Trust, generally are invested in guaranteed investment contracts (GICs) and structured investment contacts (SICs) with various insurance companies and banks. GICs and SICs are valued at contract value which equals cost plus accrued income. GICs provide a fixed rate of return for the life of the contract. SICs operates similar to GICs, except that the assets are held by the trust rather than a separate account of the issuer and a financially responsible third party issues a "wrapper" contract for benefit responsiveness. SICs represent a diversified portfolio of high grade investments held in the name of the Master Trust in conjunction with a corresponding contract with the issuer of the SIC to provide a fixed or variable rate of return (based on investment experience and reset quarterly) on the cost of the investment. GICs and SICs generally provide for the full repayment of principal and interest, however, upon the occurrence of certain events (including layoffs by the Company or its applicable affiliates) the market value of the GIC or SIC, if lower than its book value, may be repaid (a Market Value Adjustment). There are no reserves against contract value for credit risk of the contract issuer or otherwise. The annual rate of return on the GICs and SICs was approximately 5.7% and 6.4% during 2001 and 2000, respectively. The current yield on the GICs and SICs at December 31, 2001 and 2000 was 4.9% and 6.7%, respectively. Interest is credited to participants' accounts on the dollar-weighted average (blended rate) basis. The estimated fair value of the investment contracts held at December 31, 2001 and 2000 approximates $109,671,100 and $114,015,800, respectively.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS No. 133), as amended. SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

The Plan was required to adopt SFAS No. 133 effective January 1, 2001. Management initially was unable to determine the impact of SFAS No. 133 on the Plan financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on "Audits of Employee Benefit Plans" and Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," (SOP 94-4) requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value.

In October 2001, the Derivatives Implementation Group (DIG) of the FASB tentatively released Implementation Issue C19 (DIG C19), which provides that fully benefit responsive investment contracts accounted for under either paragraph 4 or 5 of SOP 94-4 are not subject to SFAS No. 133. The tentative guidance included in DIG C19 has been incorporated into an exposure draft of the amendment of SFAS No. 133. Although this amendment project has yet to be finalized, management believes that it provides the most relevant accounting guidance for fully benefit responsive investment contracts held by defined contribution pension plans. Accordingly, the Plan has measured all fully benefit responsive investment contracts at contract value at December 31, 2001 and 2000. The SFAS No. 133 amendment project is expected to be finalized during 2002. The Plan holds no other material derivative financial instruments at December 31, 2001 or 2000.

3. Plan Termination

The Company has the right under the Plan document to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4. Commingled Master Trust Investments

All of the investments of the Plan as of December 31, 2001 and 2000 were held in a Master Trust under a Master Trust agreement between the Company and the Trustee and are commingled with the assets of two other savings plans of the Company and one of its subsidiaries. The Plan's interest in the Master Trust investment account is based on the underlying value of investments in the Master Trust. Net assets and net investment gains and losses from the Master Trust are allocated to participants in each plan. Non-participant directed investments of the Master Trust represent employer contributions to the Alcoa Stock Fund. The Plan has a 100% interest in the nonparticipant directed assets.

During 2001 and 2000, certain assets of the Plan were transferred into other plans and from other plans held in the Master Trust as a result of employee transfers. There was no effect on any participants' accounts as a result of the transfers.

Summarized financial information of the commingled accounts within the Master Trust is presented below:

Assets	Master Trust - 2001 Participant Directed	Non-Participant Directed	Total
Cash and cash equivalents	$ 46,530,270	$ 1,011,890	$ 47,542,160
Investments at quoted fair value:			
Mutual funds	163,252,871	-	163,252,871
Alcoa common stock	107,663,783	87,541,907	195,205,690
Investments at contract value:			
Investment contracts	106,802,256	-	106,802,256
Loans to participants	9,676,511	-	9,676,511
Total assets	433,925,691	88,553,797	522,479,488
Master Trust net assets	433,925,691	88,553,797	522,479,488
Portion of Master Trust allocable to the Plan	$279,994,180	$88,553,797	$368,547,977
Percent ownership of the Plan in the Master Trust	64.53%	100%	70.54%

Assets	Master Trust - 2000 Participant Directed	Non-Participant Directed	Total
Accrued income	$ 894	$ 689	$ 1,583
Cash and cash equivalents	56,040,919	1,086,495	57,127,414
Contributions receivable	1,150,162	312,978	1,463,140
Investments at quoted fair value:			
Mutual funds	211,360,814	-	211,360,814
Alcoa common stock	121,371,293	93,482,431	214,853,724
Investments at contract value:			
Investment contracts	111,303,915	-	111,303,915
Loans to participants	15,059,045	-	15,059,045
Total assets	516,287,042	94,882,593	611,169,635
Master Trust net assets	$516,287,042	$94,882,593	$611,169,635
Portion of Master Trust allocable to the Plan	$318,824,022	$94,882,593	$413,706,615
Percent ownership of the Plan in the Master Trust	61.75%	100%	67.69%

	Net Investment Gain (Loss) From Master Trust - 2001		
	Participant Directed	Non-Participant Directed	Total
Net realized and unrealized appreciation (depreciation) of investments at quoted fair value:			
Mutual funds	$(14,634,081)	$ -	$ (14,634,081)
Common stock	9,810,012	6,107,783	15,917,795
Interest and dividends	13,112,970	1,818,267	14,931,237
	$ 8,288,901	$ 7,926,050	$ 16,214,951

5. Administrative Expenses

The Company is the plan administrator and bears the related costs, except for investment-related and trustee fees which are paid by the Plan, which are immaterial to the assets of the Plan.

6. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 20, 1996, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is exempt from taxation under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. The Plan administrator and the Plan's tax counsel believe the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

In 2002, the Plan was submitted to the IRS for a letter of determination of qualification upon restatement to incorporate the applicable amendments for the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business and Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (GUST), and other plan amendments enacted since the last restatement. The Plan's administrator and tax/benefits counsel believe that a letter of qualification will be issued.

7. Assets Transferred From the Plan

On February 2, 2001, the Plan transferred $10,782,207 to the trustee of the BPU Reynolds Inc. Savings Plan. The transfer was part of the sales agreement between BPU Reynolds Inc. and Alcoa for the Sherwin alumina plant, whereby the assets related to the participant accounts who were employees of Sherwin were transferred to the BPU Reynolds Inc. Savings Plan.

On May 2, 2001, the Plan transferred $3,800,782 to the trustee of the McCook Metals, L.L.C. Savings Plan. The transfer was part of the sales agreement between Michigan Avenue Partners and Alcoa for the Longview reduction facility, whereby the assets related to the participant account who were employees of Longview were transferred to the McCook Metals, L.L.C. Savings Plan.

8. Subsequent Events

On January 30, 2002, the Plan transferred $29,840,320 of participant accounts to the trustee of the Integris Metals (Integris) Savings Plan. The transfer was part of an agreement between BHP Billiton Ltd. and Alcoa regarding the formation of Integris, whereby the assets related to participants of the Plan who were transferred to Integris were also transferred to the Integris Metals Savings Plan.

On May 1, 2002, the Alcoa Benefits Management Committee approved a merger of the Plan into the Alcoa Savings Plan for Non-Bargaining Employees (Alcoa Savings Plan) with the Alcoa Savings Plan remaining as the survivor Plan. The Plan administrator and the counsel believe that the merger was a tax-exempt transaction under the applicable provisions of the IRC.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Management Committee for the Reynolds Metals Company Savings and Investment Plan for Salaried Employees has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

REYNOLDS METALS COMPANY
SAVINGS AND INVESTMENT PLAN
FOR SALARIED EMPLOYEES

Richard B. Kelson
Benefits Management Committee Member

Timothy S. Mock
Benefits Management Committee Member

A. Hamish Petrie
Benefits Management Committee Member

June 20, 2002

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-36214) of Alcoa Inc. of our report dated April 19, 2002, except for Note 8, which is dated May 1, 2002, relating to the financial statements of the Reynolds Metals Company Savings and Investment Plan for Salaried Employees, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
June 25, 2002